UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 4

                    Under the Securities Exchange Act of 1934


                              Autotote Corporation
                                (Name of Issuer)

                 Class A Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   053323-10-1
                                 (CUSIP Number)


                                 Wendy L. Masler
     Thomas H. Lee Company, 75 State Street, Boston, MA 02109 (617) 227-1050 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                December 31, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






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



                                  SCHEDULE 13D

CUSIP No. 053323-10-1


1.   NAME OF REPORTING PERSON - Thomas H. Lee

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [   ]
         Not Applicable                                       (b) [   ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF/00


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                           [   ]
     Not Applicable

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States


                                               7.    SOLE VOTING POWER

NUMBER OF                                            2,547,563
SHARES
BENEFICIALLY                                   8.    SHARED VOTING POWER
OWNED BY
EACH                                                 0
REPORTING
PERSON WITH                                    9.    SOLE DISPOSITIVE POWER

                                                     2,547,563

                                              10.    SHARED DISPOSITIVE POWER

                                                     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,547,563


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
     Not Applicable                                           [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.2%


14.  TYPE OF REPORTING PERSON
     IN




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                                  SCHEDULE 13D
                                 Amendment No. 4


     1.     Security and Issuer.

     This statement relates to the Class A Common Stock, $.01 par value per share (the "Common Stock"), of Autotote Corporation, a Delaware corporation ("Autotote"), which has its principal executive offices at 750 Lexington Avenue, 25th Floor, New York, NY 10022. Capitalized terms used herein and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D ("Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 12, 1991 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 1, 1992, Amendment No. 2 to Schedule 13D filed with the Commission on January 8, 1993 and Amendment No. 3 to Schedule 13D filed with the Commission on March 10, 1993.

     3.     Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D is hereby further amended to provide the following information:

     Since the filing date of Amendment No. 3 to Schedule 13D, the aggregate number of shares (but not the overall percentage ownership) beneficially owned by Mr. Lee increased to 4,589,458 shares of Common Stock (including 552,381 shares of Common Stock issuable upon exercise of a warrant to purchase Common Stock (the "Warrant")) as a result of a series of stock splits declared by Autotote.

     The aggregate number of shares beneficially owned by Mr. Lee has since decreased to 2,547,563 shares of Common Stock. The transactions to which this Amendment No. 4 relates are the following: (a) the sale of an aggregate of 111,273 shares of Common Stock by the 1989 Thomas H. Lee Nominee Trust at an average price of $2.939 per share; (b) the sale of an aggregate of 103,579 shares of Common Stock by Thomas H. Lee Equity Partners, L.P. at an average price of $2.939 per share; (c) the sale of 106,041 shares of Common Stock by the 1989 Thomas H. Lee Nominee Trust at a price of $2.25 per share; (d) the sale of 612,902 shares of Common Stock by Thomas H. Lee Equity Partners, L.P. at a price of $2.25 per share; and (e) the sale of a Warrant to purchase 552,381 shares of Common Stock by the 1989 Thomas H. Lee Nominee Trust at a price of $0.90 per share issuable upon exercise of the Warrant.


      4.          Purpose of Transactions

      Item 4 of Schedule 13D is hereby further amended to provide the following information:



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



      Thomas H. Lee acquired beneficial ownership of the Common Stock for general investment purposes. Mr. Lee retains the right to change his investment intent. Subject to market conditions and other factors, Mr. Lee may acquire or dispose of his beneficial ownership of shares of Autotote from time to time in future open-market, privately negotiated or other transactions.

      5.          Interest in Securities of Autotote.

      Item 5 of Schedule 13D is hereby amended in its entirety as follows:

      Mr. Lee beneficially owns 2,547,563 shares of Common Stock or 7.2% of the Class A Common Stock outstanding, 1,317,788 of which are held by the 1989 Thomas
H. Lee Nominee Trust and 1,229,775 of which are held by Thomas H. Lee Equity Partners, L.P., of which THL Equity Advisors Limited Partnership is general partner. Mr. Lee is a general partner of THL Equity Advisors Limited Partnership. Mr. Lee holds sole voting and dispositive power over the shares beneficially owned by him. Except as disclosed pursuant to Item 3 of this Amendment No. 4 to Schedule 13D, Mr. Lee has not effected any other transaction in the Class A Common Stock since the filing of Amendment No. 3 to Schedule 13D, which was filed with the Commission on March 10, 1993. To the best of Mr. Lee's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sale of, the shares of the Class A Common Stock described in this item 5.



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                                   Signatures

           After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 15, 1998                      /s/Thomas H. Lee
                                             Name:  Thomas H. Lee






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